Ross Acquisition Corp II
1 Pelican Lane
Palm Beach, Florida 33480
March 9, 2021

VIA EMAIL & EDGAR
Irene Barberena-Meissner
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, NE
Washington, D.C. 20549

Re:	Ross Acquisition Corp II (the “Company”) Registration Statement on Form S-1 (Registration No. 333-252633)

Dear Ms. Barberena-Meissner:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-252633) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on March 11, 2021 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Corey Chivers of Weil, Gotshal & Manges LLP at (212) 310-8893 and that such effectiveness also be confirmed in writing.

Very truly yours,

Ross Acquisition Corp II

By:	/s/ Wilbur L. Ross, Jr.
Name:	Wilbur L. Ross, Jr.
Title:	President and Chief Executive Officer

cc:	Weil, Gotshal & Manges LLP Corey Chivers, Esq. Alexander D. Lynch, Esq. Paul Hastings LLP Frank Lopez, Esq. Jonathan Ko, Esq. James M. Shea, Jr., Esq.